UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

ETELOS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29760D100
(CUSIP Number)

DONALD W. MORISSETTE 4230 GALEWOOD, SUITE 100 LAKE OSWEGO, OREGON 97035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29760D100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DONALD W. MORISSETTE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 8,174,020

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,174,020

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,174,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 36%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

The class of equity to which this Schedule 13D (this “Schedule”) relates is the common stock, $0.01 par value per share (the “Common Stock”), of Etelos, Inc., a Delaware corporation (the “Issuer”), which has its principal place of business at 1900 O’Farrell Street, Suite 320, San Mateo, California 94403.

Item 2. Identity and Background

(a)  This Schedule is filed by Donald W. Morissette, an individual (the “Reporting Person”).

(b)  The Reporting Person’s business address is 4230 Galewood, Suite 100, Lake Oswego, Oregon 97035.

(c)  The Reporting Person’s present principal occupation or employment (and the principal business and address of any corporation or organization in which such employment is conducted) is as follows: The Reporting Person is the owner of land development and home building company.  The principal business address of the organization in which such employment is conducted is 4230 Galewood, Suite 100, Lake Oswego, Oregon 97035.

(d) and (e)  Mr. Morissette has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Morissette has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Morissette is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 5(c), below, is incorporated herein by reference.  The Reporting Person acquired his shares of Common Stock for general investment purposes.  The source of funds of the Reporting Person for the acquisitions was personal funds.  The net investment cost of the shares of Common Stock beneficially owned by the Reporting Person is $1,932,000.

Item 4. Purpose of Transaction

The Common Stock beneficially owned by the Reporting Person was acquired and held for investment purposes.

The Reporting Person may also pursue other alternatives available in order to maximize the value of his investment in the Issuer.  Such alternatives could include, without limitation:  (a) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (b) the sale of all or a portion of the Common Stock now owned or hereafter acquired by him.

Other than as set forth above in this Item 4, the Reporting Person has no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)  The responses to Items 7 through 13 of the cover page of this Schedule are incorporated herein by reference.  As of May 8, 2008, the Reporting Person owns 8,274,020 shares of Common Stock.  Such shares constitute approximately 36% of the issued and outstanding shares of the Common Stock (based upon the 22,705,634 shares of the Common Stock stated to be issued and outstanding by the Issuer on the Form S-1 filed on May 8, 2008).

(c)     The Reporting Person acquired the 8,274,020 shares of Common Stock as a result of the merger between Etelos, Incorporated, a Washington corporation and the Issuer (formerly known as Tripath Technologies, Inc.), which was effective on April 22, 2008.  Pursuant to the merger, Etelos, Incorporated merged with and into the Issuer, at which time the separate corporate existence of Etelos, Incorporated ceased and the Issuer continued after the merger as the surviving corporation.  By virtue of the merger, all shares of stock of Etelos, Incorporated outstanding at the effective time of the merger were converted into shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every three shares of common stock of Etelos, Incorporated.  The Reporting Person held shares of common stock of Etelos, Incorporated, and as a result of the merger, now holds shares of common stock of the Issuer.

(d)     The Reporting Person knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1. Power of Attorney dated May 8, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008
Date

/s/ Richard Snyder
Signature

Richard Snyder, Attorney-in-fact for Donald W. Morissette
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)